FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of October 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURE
Gemplus S.A. : Conclusions of experts’ report support Group’s position

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: October 21, 2003

	By:	/s/ Stephen Juge Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus S.A. : Conclusions of experts’ report support Group’s position

Luxembourg — 20 October 2003 — Gemplus International S.A. (Euronext Paris : LU0121706924 — GEM ;NASDAQ: GEMP) has been informed of the report issued by the experts appointed on April 2, 2003 by the chief judge of the commercial court of Marseilles.

This mission was limited to the reorganization of the links between Gemplus S.A. and its two American subsidiaries, to the list of patents owned by Gemplus S.A. and the evolution of employment within the company.

Gemplus fully cooperated with the process. The experts’ conclusions support the Group’s position:

•	Regarding the US subsidiaries, the report highlights that Gemplus International S.A. (GISA) management is reviewing a project consisting of either a transfer of shares by Gemplus S.A. to GISA before recapitalisation by GISA or a capital increase reserved to GISA. The report specifies that no decision has yet been taken and that an evaluation of the American subsidiaries by an independent audit company will be performed before the selection of a solution;

•	The experts confirmed that the patents and trademarks ‘are all owned by Gemplus S.A. (with rare exceptions regarding existing patents in companies acquired by the Gemplus Group)”;

•	The experts also reported that during the period reviewed (2000-2002), Gemplus S.A. was less affected by the down-sizing programmes than the overall Group.

Furthermore, the experts emphasised that the agreement signed between Gemplus S.A. and four of the unions on 15 May 2003 gives «concrete expression to the importance of dialogue between management and the personnel representatives» and the Group’s commitment in favor of maintaining production levels at its Gémenos and La Ciotat sites until June 2006. Furthermore, the report provides a clear response to unfounded concerns about a transfer to foreign countries of Gemplus technology.

Finally, as the experts’ report includes some indications or interpretations of forecasted or budget data which are not relevant nor supported by Group management, Gemplus International S.A. notes that it has not publicly issued any forecast.

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.
www.gemplus.com

©2003 Gemplus. All rights reserved Gemplus and the Gemplus logo are trademarks and service marks of Gemplus SA. and are registered in certain countries. Java Card is a trademark and service mark of Sun Microsystems Inc., and may be registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Contacts:

Marielle Bricman	Aurelié Sabatié
Gemplus	Edelman Public Relations
Tel: +33 (0)4 42 36 55 96	Tel :+33 (0)156 69 75 64
Email : marielle.bricman@gemplus.com	Email : aurelie.sabatie@edelman.com